SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2018

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425- 070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

Corporate Taxpayer’s ID (CNPJ/MF) No. 01.545.826/0001-07

Corporate Registry (NIRE) No. 35.300.147.952

Publicly-held Company

NOTICE TO THE MARKET

GAFISA S.A. (BOVESPA: GFSA3) (“Gafisa” or the “Company”), pursuant to amended CVM Instruction CVM No. 358/2002, informs its shareholders and the market that in meeting held today, the Board of Directors approved the cancellation of 1,030,325 (one million thirty thousand and three hundred twenty five) Company’s shares, acquired under the Stock Buyback Program approved in September 28th, 2018 (“Stock Buyback Program”), held in treasury, without reducing the capital stock which is now divided into 43,727,589 (forty three million seven hundred twenty seven thousand and five hundred eighty nine) common shares, all nominative, book-entry shares with no par value.

The amendment of article 5 of the Bylaws, to compound the capital stock and the number of shares representing the Company's capital stock after the cancellation of the Shares will be deliberated at an Extraordinary General Meeting to be convened in a timely manner.

The Company clarifies that the Stock Buyback Program remains open, in order to fulfill its purpose, which is generating value to the Company’s shareholders.

The Minutes of the Board of Directors’ Meeting approving the cancellation are available at the Company’s Investor Relations website (ri.gafisa.com.br), as well as the websites of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários – CVM) and B3 S.A. – Brasil, Bolsa, Balcão (www.cvm.gov.br and www.b3.com.br, respectively).

São Paulo, December 19th, 2018.

GAFISA S.A.

Ana Recart

Chief Executive, Financial and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 19, 2018

Gafisa S.A.

By:	/s/ Ana Maria Loureiro Recart
Name: Ana Maria Loureiro Recart Title: Chief Executive Officer